EXHIBIT 21.1
LIST OF SUBSIDIARIES OF CORE-MARK HOLDING COMPANY, INC.
(as of February 28, 2013)

Name of Subsidiary	Jurisdiction of Organization
Core-Mark Holdings I, Inc.	Delaware
Core-Mark Holdings II, Inc.	Delaware
Core-Mark Holdings III, Inc. [1]	Delaware
Core-Mark International, Inc.	Delaware
Core-Mark Midcontinent, Inc.	Arkansas
Core-Mark Interrelated Companies, Inc.	California
Head Distributing Company	Georgia
JT Davenport & Sons, Inc.	North Carolina
Forrest City Grocery Co.	Arkansas
Minter-Weisman Co.	Minnesota

1	Core-Mark Holdings I, Inc. and Core-Mark Holdings II, Inc. each hold 50% of Core-Mark Holdings III, Inc.